SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 30 April 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


1.1  Transaction in Own Shares released on 03 April 2007
1.2  Transaction in Own Shares released on 04 April 2007
1.3  AIU released on 04 April 2007
1.4  Transaction in Own Shares released on 05 April 2007
1.5  Director/PDMR Shareholding released on 05 April 2007
1.6  Transaction in Own Shares released on 10 April 2007
1.7  Director/PDMR Shareholding released on 10 April 2007
1.8  Transaction in Own Shares released on 11 April 2007
1.9  Transaction in Own Shares released on 12 April 2007
2.0  Transaction in Own Shares released on 13 April 2007
2.1  AGM - Special Business released on 13 April 2007
2.2  Transaction in Own Shares released on 16 April 2007
2.3  Directorate Change released on 16 April 2007
2.4  Transaction in Own Shares released on 17 April 2007
2.5  Transaction in Own Shares released on 18 April 2007
2.6  Transaction in Own Shares released on 19 April 2007
2.7  Transaction in Own Shares released on 20 April 2007
2.8  Transaction in Own Shares released on 23 April 2007
2.9  Transaction in Own Shares released on 24 April 2007
3.0  Transaction in Own Shares released on 25 April 2007
3.1  Transaction in Own Shares released on 26 April 2007
3.2  Director/PDMR Shareholding released on 26 April 2007
3.3  Transaction in Own Shares released on 27 April 2007
3.4  Total Voting Rights released on 30 April 2007

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 April 2007

BP p.l.c. announces that on 2 April, it purchased for cancellation 5,057,000 ordinary shares at prices between 546.48 pence and 554.50 pence per share.

This purchase was bought as part of the close period contract announced on the 30th March 2007.

Following the above transaction, BP p.l.c. holds 1,943,965,179 ordinary shares in Treasury, and has 19,285,107,007 ordinary shares in issue (excluding Treasury shares).

Enquiries:
Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 April 2007

BP p.l.c. announces that on 3 April, it purchased for cancellation 5,342,006 ordinary shares at prices between 546.50 pence and 552.50 pence per share.

This purchase was bought as part of the close period contract announced on the 30th March 2007.

Following the above transaction, BP p.l.c. holds 1,943,965,179 ordinary shares in Treasury, and has 19,279,957,885 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c.  -  AIU
BP p.l.c.  -  4 April 2007

BP PLC
04 April 2007



BP p.l.c.

Annual Information Update - 12 months to 7 March 2007


BP p.l.c. provides this Annual Information Update (covering the period 6 March 2006 to 7 March 2007) in fulfilment of Prospectus Rule 5.2 and for no other purpose. The Update includes disclosures published or made available in accordance with paragraph 5.2.3G of the Prospectus Rules. BP p.l.c. acknowledges that the information contained in the Update may be out of date and / or prepared in accordance with the laws and regulations of jurisdictions outside England and Wales. Neither BP, nor any other person, accepts any liability for, or makes any representation (express or implied) as to the accuracy or completeness of, the information contained in the Update.


Country         Place of disclosure                 Where can a copy of the information filed be
                                                    obtained?
UK              London Stock Exchange               http://www.londonstockexchange-ir.com/lse/news/rns/
                Registrar of Companies              www.companieshouse.gov.uk
                                                    Companies House, Crown Way, Cardiff CF14 3UZ,
                                                    telephone 0870 333 636, e-mail:
                                                    enquiries@companieshouse.gov.uk
                Finance Services Authority Document Financial Services Authority, 25 The North
                Viewing Facility                    Colonnade, Canary Wharf, London, E14 5HS, Tel. No:
                                                    (0) 20 7676 1000
                                                    Press announcements can also be obtained from
                                                    www.bp.com
US              SEC                                 www.sec.gov
JAPAN           Tokyo Stock Exchange (TSE)          http://www.tse.or.jp/disclosure
                Kanto Local Finance Bureau (KFLB)   http://www.tse.or.jp/disclosure
GERMANY         German Council on Foreign Relations www.dgap.de
                (DGAP)
                Handelsblatt                        www.dgap.de
                FAZ                                 www.dgap.de
SWITZER-LAND    Swiss Stock Exchange                www.dgap.de
CANADA          Alberta Securities Commission       Alberta Securities Commission, 4th Floor, 300 - 5th
                                                    Avenue SW, Calgary, Alberta Canada
                Ontario Securities Commission       Ontario Securities Commission, 22nd Floor, 20 Queen
                                                    Street West, Toronto ON M5H 3S8
                Sacskatchewan Financial Services    Saskatchewan Financial Services Commission, Suite
                Commission                          601, 1919 Saskatchewan Drive, Regina, Saskatchewan
                British Columbia Securities         701 West Georgia Street
                Commission
                                                    P.O. Box 10142, Pacific Centre Vancouver, BC,
                                                    Canada V7Y 1L2
                Nova Scotia Securities              Nova Scotia Securities Commission

                Commission                          2nd Floor, Joseph Howe Building

                                                    1690 Hollis Street

                                                    Halifax, NS, Canada B3J 3J9
                Toronto Stock Exchange              FRASER MILNER CASGRAIN LLP, 30th Floor, Fifth
                                                    Avenue Place, 237 - 4th Avenue S.W., Calgary, AB
                                                    T2P 4X7 and

                                                    https://secure.tsx.com/tsxsecurefile/
                                                    CfsHttpController?GetPage=LoginPage





David Pearl
Deputy Company Secretary
1 St James's Square
London
SW1Y 4PD



                                                           Place of filing
                                     UK                                                   US
Date of filing Description of item   London Stock   Registrar of Financial Services   SEC
/ publication                        Exchange       Companies    Authority Document
                                                                 Viewing Facility

06/03/2006     Report 6k - Report of                                                       X
               foreign issuer
06/03/2006     Transaction in Own          X
               Shares
07/03/2006     Form 288b:                                X
               Resignation of
               Director
07/03/2006     Transaction in Own          X
               Shares
08/03/2006     Form 169(1B):                             X
               Acquisition of own
               shares
08/03/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
08/03/2006     Transaction in Own          X
               Shares
09/03/2006     Transaction in Own          X
               Shares
10/03/2006     Transaction in Own          X
               Shares
10/03/2006     Director/PDMR               X
               Shareholding
13/03/2006     Report 6k - Report of                                                       X
               foreign issuer
13/03/2006     Report 6k - Report of                                                       X
               foreign issuer
13/03/2006     Form 88(2): Allotment                     X
               of shares
13/03/2006     Form 88(2): Allotment                     X
               of shares
13/03/2006     Form 88(2): Allotment                     X
               of shares
13/03/2006     Form 88(2): Allotment                     X
               of shares
13/03/2006     Transaction in Own          X
               Shares
13/03/2006     Doc re. Notice of AGM       X
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Form 88(2): Allotment                     X
               of shares
14/03/2006     Transaction in Own          X
               Shares
14/03/2006     Director/PDMR               X
               Shareholding
15/03/2006     Transaction in Own          X
               Shares
16/03/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
16/03/2006     Form 169(1B):                             X
               Acquisition of own
               shares
16/03/2006     Transaction in Own          X
               Shares
16/03/2006     Director/PDMR               X
               Shareholding
17/03/2006     F-3/A Amend                                                                 X
               registration by
               foreign private
               issuers
17/03/2006     Transaction in Own          X
               Shares
17/03/2006     Director/PDMR               X
               Shareholding
20/03/2006     Transaction in Own          X
               Shares
20/03/2006     Director/PDMR               X
               Shareholding
21/03/2006     Transaction in Own          X
               Shares
21/03/2006     Director/PDMR               X
               Shareholding
22/03/2006     S-8: Securities to be                                                       X
               offered to employees
               in employee benefit
               plans
22/03/2006     Transaction in Own          X
               Shares
23/03/2006     Transaction in Own          X
               Shares
24/03/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
24/03/2006     Form 169(1B):                             X
               Acquisition of own
               shares
24/03/2006     Transaction in Own          X
               Shares
27/03/2006     Transaction in Own          X
               Shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 88(2): Allotment                     X
               of shares
28/03/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
28/03/2006     Form 169(1B):                             X
               Acquisition of own
               shares
28/03/2006     Transaction in Own          X
               Shares
29/03/2006     Transaction in Own          X
               Shares
29/03/2006     Director/PDMR               X
               Shareholding
30/03/2006     Treasury Stock              X
30/03/2006     Director/PDMR               X
               Shareholding
31/03/2006     Transaction in Own          X
               Shares
31/03/2006     Transaction in Own          X
               Shares
31/03/2006     Director/PDMR               X
               Shareholding
03/04/2006     Report 6k - Report of                                                       X
               foreign issuer
04/04/2006     Transaction in Own          X
               Shares
05/04/2006     Report 6k - Report of                                                       X
               foreign issuer
05/04/2006     Transaction in Own          X
               Shares
05/04/2006     Trading Statement           X
06/04/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
06/04/2006     Form 169(1B):                             X
               Acquisition of own
               shares
06/04/2006     Form 169(1B):                             X
               Acquisition of own
               shares
06/04/2006     Transaction in Own          X
               Shares
07/04/2006     Transaction in Own          X
               Shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Form 88(2): Allotment                     X
               of shares
10/04/2006     Annual Information          X
               Update
10/04/2006     Transaction in Own          X
               Shares
11/04/2006     Transaction in Own          X
               Shares
11/04/2006     Director/PDMR               X
               Shareholding
11/04/2006     Director/PDMR               X
               Shareholding
12/04/2006     Transaction in Own          X
               Shares
13/04/2006     Transaction in Own          X
               Shares
18/04/2006     Form 169(1B):                             X
               Acquisition of own
               shares
18/04/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
18/04/2006     Transaction in Own          X
               Shares
19/04/2006     Transaction in Own          X
               Shares
20/04/2006     Report 6k - Report of                                                       X
               foreign issuer
20/04/2006     Transaction in Own          X
               Shares
20/04/2006     AGM Statement               X
21/04/2006     Transaction in Own          X
               Shares
21/04/2006     BP p.l.c. AGM -             X
               Special Business
24/04/2006     Transaction in Own          X
               Shares
24/04/2006     Directorate Change          X
25/04/2006     Report 6k - Report of                                                       X
               foreign issuer
25/04/2006     Transaction in Own          X
               Shares
25/04/2006     1Q06 Results                X

               Part 1 of 2
25/04/2006     1Q06 Results                X

               Part 2 of 2
26/04/2006     Transaction in Own          X
               Shares
27/04/2006     Resolution:                               X
               Disapplication of
               pre-emption rights
27/04/2006     Transaction in Own          X
               Shares
27/04/2006     Director/PDMR               X
               Shareholding
28/04/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
28/04/2006     Transaction in Own          X
               Shares
02/05/2006     Report 6k - Report of                                                       X
               foreign issuer
02/05/2006     Transaction in Own          X
               Shares
03/05/2006     Group of company                          X
               accounts
03/05/2006     Form 288b:                                X
               Resignation of
               Director
03/05/2006     Transaction in Own          X
               Shares
03/05/2006     Director/PDMR               X
               Shareholding
04/05/2006     Transaction in Own          X
               Shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Form 88(2): Allotment                     X
               of shares
05/05/2006     Transaction in Own          X
               Shares
08/05/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
08/05/2006     Form 169(1B):                             X
               Acquisition of own
               shares
08/05/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
08/05/2006     Form 169(1B):                             X
               Acquisition of own
               shares
08/05/2006     Transaction in Own          X
               Shares
09/05/2006     Report 6k - Report of                                                       X
               foreign issuer
09/05/2006     Transaction in Own          X
               Shares
09/05/2006     Disposal                    X
10/05/2006     13F-HR Qtr Report                                                           X
               filed by Inst man -
               Holdings
10/05/2006     13F-NT Qtr Report                                                           X
               filed by Inst man -
               Notice
10/05/2006     Transaction in Own          X
               Shares
11/05/2006     Transaction in Own          X
               Shares
11/05/2006     Director/PDMR               X
               Shareholding
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Form 88(2): Allotment                     X
               of shares
12/05/2006     Transaction in Own          X
               Shares
15/05/2006     Transaction in Own          X
               Shares
16/05/2006     Transaction in Own          X
               Shares
17/05/2006     Transaction in Own          X
               Shares
18/05/2006     Transaction in Own          X
               Shares
19/05/2006     Form 169(1B):                             X
               Acquisition of own
               shares
19/05/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
19/05/2006     Transaction in Own          X
               Shares
22/05/2006     Transaction in Own          X
               Shares
23/05/2006     Transaction in Own          X
               Shares
24/05/2006     Transaction in Own          X
               Shares
25/05/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
25/05/2006     Form 169(1B):                             X
               Acquisition of own
               shares
25/05/2006     Transaction in Own          X
               Shares
26/05/2006     Transaction in Own          X
               Shares
26/05/2006     Additional Listing          X
30/05/2006     Transaction in Own          X
               Shares
31/05/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
31/05/2006     Form 169(1B):                             X
               Acquisition of own
               shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Form 88(2): Allotment                     X
               of shares
31/05/2006     Transaction in Own          X
               Shares
01/06/2006     Transaction in Own          X
               Shares
02/06/2006     Transaction in Own          X
               Shares
05/06/2006     Report 6k - Report of                                                       X
               foreign issuer
05/06/2006     Transaction in Own          X
               Shares
06/06/2006     Transaction in Own          X
               Shares
07/06/2006     Transaction in Own          X
               Shares
08/06/2006     Transaction in Own          X
               Shares
09/06/2006     Transaction in Own          X
               Shares
09/06/2006     Director/PDMR               X
               Shareholding
12/06/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
12/06/2006     Form 169(1B):                             X
               Acquisition of own
               shares
12/06/2006     Director/PDMR               X
               Shareholding
12/06/2006     Director/PDMR               X
               Shareholding
12/06/2006     Director/PDMR               X
               Shareholding
13/06/2006     Form 20F - Annual and                                                       X
               Transition report of
               foreign private
               issuers/A
13/06/2006     Transaction in Own          X
               Shares
14/06/2006     Transaction in Own          X
               Shares
15/06/2006     Transaction in Own          X
               Shares
15/06/2006     Director/PDMR               X
               Shareholding
16/06/2006     Form 363s: Annual                         X
               Return
16/06/2006     Transaction in Own          X
               Shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Form 88(2): Allotment                     X
               of shares
19/06/2006     Transaction in Own          X
               Shares
20/06/2006     Report 6k - Report of                                                       X
               foreign issuer
20/06/2006     Transaction in Own          X
               Shares
20/06/2006     BP&DuPont Biofuel           X
               partnership
21/06/2006     Transaction in Own          X
               Shares
22/06/2006     Transaction in Own          X
               Shares
23/06/2006     Transaction in Own          X
               Shares
26/06/2006     Form 11-K: Annual                                                           X
               report of employee
               stock plans
26/06/2006     Form 11-K: Annual                                                           X
               report of employee
               stock plans
26/06/2006     Form 11-K: Annual                                                           X
               report of employee
               stock plans
26/06/2006     Form 11-K: Annual                                                           X
               report of employee
               stock plans
26/06/2006     Transaction in Own          X
               Shares
27/06/2006     Report 6k - Report of                                                       X
               foreign issuer
27/06/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
27/06/2006     Form 169(1B):                             X
               Acquisition of own
               shares
27/06/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
27/06/2006     Form 169(1B):                             X
               Acquisition of own
               shares
27/06/2006     Transaction in Own          X
               Shares
27/06/2006     Disposal                    X
28/06/2006     Transaction in Own          X
               Shares
29/06/2006     Transaction in Own          X
               Shares
30/06/2006     Form 20F - Annual and                                                       X
               Transition report of
               foreign private
               issuers
30/06/2006     Treasury Stock              X
30/06/2006     Transaction in Own          X
               Shares
03/07/2006     Report 6k - Report of                                                       X
               foreign issuer
03/07/2006     Trading Statement           X
04/07/2006     Transaction in Own          X
               Shares
05/07/2006     Report 6k - Report of                                                       X
               foreign issuer
05/07/2006     Form 20F - Annual and                                                       X
               Transition report of
               foreign private
               issuers
05/07/2006     Transaction in Own          X
               Shares
06/07/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
06/07/2006     Form 169(1B):                             X
               Acquisition of own
               shares
06/07/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
06/07/2006     Form 169(1B):                             X
               Acquisition of own
               shares
06/07/2006     Transaction in Own          X
               Shares
07/07/2006     Transaction in Own          X
               Shares
07/07/2006     Blocklisting Interim        X
               Review
07/07/2006     Blocklisting Interim        X
               Review
10/07/2006     Transaction in Own          X
               Shares
11/07/2006     424B3: Prospectus                                                           X
11/07/2006     Transaction in Own          X
               Shares
11/07/2006     Director/PDMR               X
               Shareholding
12/07/2006     Transaction in Own          X
               Shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Form 88(2): Allotment                     X
               of shares
13/07/2006     Transaction in Own          X
               Shares
14/07/2006     Form 88(2): Allotment                     X
               of shares
14/07/2006     Transaction in Own          X
               Shares
17/07/2006     Transaction in Own          X
               Shares
18/07/2006     Report 6k - Report of                                                       X
               foreign issuer
18/07/2006     Transaction in Own          X
               Shares
18/07/2006     Letter of Intent            X
               Signed
19/07/2006     Transaction in Own          X
               Shares
20/07/2006     Report 6k - Report of                                                       X
               foreign issuer
20/07/2006     Transaction in Own          X
               Shares
20/07/2006     Board Appointment           X
21/07/2006     Transaction in Own          X
               Shares
24/07/2006     Transaction in Own          X
               Shares
25/07/2006     Report 6k - Report of                                                       X
               foreign issuer
25/07/2006     Report 6k - Report of                                                       X
               foreign issuer
25/07/2006     Transaction in Own          X
               Shares
25/07/2006     2Q06 Results                X

               Part 1 of 2
25/07/2006     2Q06 Results                X

               Part 2 of 2
25/07/2006     U.S. Safety Moves           X
25/07/2006     Director/PDMR               X
               Shareholding
26/07/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
26/07/2006     Form 169(1B):                             X
               Acquisition of own
               shares
26/07/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
26/07/2006     Form 169(1B):                             X
               Acquisition of own
               shares
26/07/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
26/07/2006     Form 169(1B):                             X
               Acquisition of own
               shares
26/07/2006     Transaction in Own          X
               Shares
27/07/2006     Transaction in Own          X
               Shares
27/07/2006     Director Declaration        X
27/07/2006     BP Half Year Review         X                              X
               2006
28/07/2006     Transaction in Own          X
               Shares
31/07/2006     Transaction in Own          X
               Shares
01/08/2006     Transaction in Own          X
               Shares
02/08/2006     13F-HR Qtr Report                                                           X
               filed by Inst man -
               Holdings
02/08/2006     13F-NT Qtr Report                                                           X
               filed by Inst man -
               Notice
02/08/2006     Transaction in Own          X
               Shares
03/08/2006     Transaction in Own          X
               Shares
04/08/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
04/08/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
04/08/2006     Form 169(1B):                             X
               Acquisition of own
               shares
04/08/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
04/08/2006     Form 169(1B):                             X
               Acquisition of own
               shares
04/08/2006     Transaction in Own          X
               Shares
07/08/2006     Report 6k - Report of                                                       X
               foreign issuer
07/08/2006     Transaction in Own          X
               Shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 88(2): Allotment                     X
               of shares
08/08/2006     Form 288a:                                X
               Appointment of
               Director
08/08/2006     Transaction in Own          X
               Shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Form 88(2): Allotment                     X
               of shares
09/08/2006     Transaction in Own          X
               Shares
10/08/2006     Transaction in Own          X
               Shares
10/08/2006     Director/PDMR               X
               Shareholding
11/08/2006     Form 169(1B):                             X
               Acquisition of own
               shares
11/08/2006     Transaction in Own          X
               Shares
14/08/2006     Transaction in Own          X
               Shares
15/08/2006     Report 6k - Report of                                                       X
               foreign issuer
15/08/2006     Transaction in Own          X
               Shares
15/08/2006     BP buys US wind             X
               company
16/08/2006     Transaction in Own          X
               Shares
17/08/2006     Report 6k - Report of                                                       X
               foreign issuer
17/08/2006     Transaction in Own          X
               Shares
18/08/2006     Form 169(1B):                             X
               Acquisition of own
               shares
18/08/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
18/08/2006     Transaction in Own          X
               Shares
21/08/2006     Transaction in Own          X
               Shares
22/08/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
22/08/2006     Form 169(1B):                             X
               Acquisition of own
               shares
24/08/2006     Form 288c: Change of                      X
               Director's
               Particulars
24/08/2006     Form 288c: Change of                      X
               Director's
               Particulars
24/08/2006     Form 288c: Change of                      X
               Director's
               Particulars
24/08/2006     Form 288c: Change of                      X
               Director's
               Particulars
24/08/2006     Form 288c: Change of                      X
               Director's
               Particulars
24/08/2006     Form 288c: Change of                      X
               Director's
               Particulars
24/08/2006     Form 288c: Change of                      X
               Director's
               Particulars
24/08/2006     Form 288c: Change of                      X
               Director's
               Particulars
24/08/2006     Form 288c: Change of                      X
               Director's
               Particulars
24/08/2006     Form 288c: Change of                      X
               Director's
               Particulars
24/08/2006     Form 288c: Change of                      X
               Director's
               Particulars
24/08/2006     Transaction in Own          X
               Shares
29/08/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
29/08/2006     Form 169(1B):                             X
               Acquisition of own
               shares
29/08/2006     Holding(s) in Company       X
31/08/2006     Transaction in Own          X
               Shares
01/09/2006     Director/PDMR               X
               Shareholding
04/09/2006     Transaction in Own          X
               Shares
05/09/2006     Report 6k - Report of                                                       X
               foreign issuer
06/09/2006     Director/PDMR               X
               Shareholding
07/09/2006     Transaction in Own          X
               Shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
08/09/2006     Form 88(2): Allotment                     X
               of shares
11/09/2006     Report 6k - Report of                                                       X
               foreign issuer
11/09/2006     Transaction in Own          X
               Shares
11/09/2006     Director/PDMR               X
               Shareholding
11/09/2006     Director/PDMR               X
               Shareholding
11/09/2006     Director/PDMR               X
               Shareholding
14/09/2006     Transaction in Own          X
               Shares
18/09/2006     Report 6k - Report of                                                       X
               foreign issuer
18/09/2006     Statement re Thunder        X
               Horse
19/09/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
19/09/2006     Form 169(1B):                             X
               Acquisition of own
               shares
20/09/2006     Report 6k - Report of                                                       X
               foreign issuer
20/09/2006     Transaction in Own          X
               Shares
20/09/2006     Issue of Equity             X
20/09/2006     US Refinery                 X
               Investment
21/09/2006     Transaction in Own          X
               Shares
22/09/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
22/09/2006     Form 169(1B):                             X
               Acquisition of own
               shares
22/09/2006     Transaction in Own          X
               Shares
25/09/2006     Form 88(2): Allotment                     X
               of shares
25/09/2006     Transaction in Own          X
               Shares
26/09/2006     Transaction in Own          X
               Shares
27/09/2006     Transaction in Own          X
               Shares
28/09/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
28/09/2006     Form 169(1B):                             X
               Acquisition of own
               shares
28/09/2006     Transaction in Own          X
               Shares
28/09/2006     Transaction in Own          X
               Shares
02/10/2006     Report 6k - Report of                                                       X
               foreign issuer
02/10/2006     Director/PDMR               X
               Shareholding
03/10/2006     F-3/A Amend                                                                 X
               registration by
               foreign private
               issuers
03/10/2006     Transaction in Own          X
               Shares
04/10/2006     Report 6k - Report of                                                       X
               foreign issuer
04/10/2006     Share Agreement                           X
04/10/2006     Form 88(2): Allotment                     X
               of shares
04/10/2006     Trading Statement           X
05/10/2006     Transaction in Own          X
               Shares
06/10/2006     Transaction in Own          X
               Shares
09/10/2006     Transaction in Own          X
               Shares
09/10/2006     Director/PDMR               X
               Shareholding
10/10/2006     Transaction in Own          X
               Shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Form 88(2): Allotment                     X
               of shares
11/10/2006     Transaction in Own          X
               Shares
11/10/2006     Director/PDMR               X
               Shareholding
12/10/2006     Transaction in Own          X
               Shares
13/10/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
13/10/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
13/10/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
13/10/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
13/10/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
13/10/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
13/10/2006     Transaction in Own          X
               Shares
16/10/2006     Transaction in Own          X
               Shares
17/10/2006     Transaction in Own          X
               Shares
18/10/2006     Transaction in Own          X
               Shares
19/10/2006     Transaction in Own          X
               Shares
20/10/2006     Transaction in Own          X
               Shares
23/10/2006     Transaction in Own          X
               Shares
24/10/2006     Report 6k - Report of                                                       X
               foreign issuer
24/10/2006     3Q06 Results                X

               Part 1 of 2
24/10/2006     3Q06 Results                X

               Part 2 of 2
24/10/2006     Transaction in Own          X
               Shares
25/10/2006     Transaction in Own          X
               Shares
26/10/2006     Transaction in Own          X
               Shares
27/10/2006     Transaction in Own          X
               Shares
30/10/2006     Interim accounts                          X
30/10/2006     Transaction in Own          X
               Shares
31/10/2006     Transaction in Own          X
               Shares
01/11/2006     Transaction in Own          X
               Shares
02/11/2006     13F-HR Qtr Report                                                           X
               filed by Inst man -
               Holdings
02/11/2006     13F-NT Qtr Report                                                           X
               filed by Inst man -
               Notice
02/11/2006     Transaction in Own          X
               Shares
03/11/2006     Transaction in Own          X
               Shares
06/11/2006     Report 6k - Report of                                                       X
               foreign issuer
06/11/2006     Transaction in Own          X
               Shares
07/11/2006     Transaction in Own          X
               Shares
08/11/2006     Transaction in Own          X
               Shares
09/11/2006     Transaction in Own          X
               Shares
10/11/2006     Transaction in Own          X
               Shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Form 88(2): Allotment                     X
               of shares
13/11/2006     Transaction in Own          X
               Shares
13/11/2006     Director/PDMR               X
               Shareholding
14/11/2006     Form 88(2): Allotment                     X
               of shares
14/11/2006     Transaction in Own          X
               Shares
15/11/2006     Transaction in Own          X
               Shares
16/11/2006     Transaction in Own          X
               Shares
17/11/2006     Report 6k - Report of                                                       X
               foreign issuer
17/11/2006     Transaction in Own          X
               Shares
20/11/2006     Transaction in Own          X
               Shares
21/11/2006     Transaction in Own          X
               Shares
22/11/2006     Transaction in Own          X
               Shares
23/11/2006     Transaction in Own          X
               Shares
24/11/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
24/11/2006     Form 169: Return by a                     X
               company purchasing
               its own shares
24/11/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
24/11/2006     Form 169: Return by a                     X
               company purchasing
               its own shares
24/11/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
24/11/2006     Form 169: Return by a                     X
               company purchasing
               its own shares
24/11/2006     Transaction in Own          X
               Shares
27/11/2006     Transaction in Own          X
               Shares
28/11/2006     Transaction in Own          X
               Shares
29/11/2006     Transaction in Own          X
               Shares
30/11/2006     Transaction in Own          X
               Shares
01/12/2006     Transaction in Own          X
               Shares
04/12/2006     Report 6k - Report of                                                       X
               foreign issuer
04/12/2006     Transaction in Own          X
               Shares
06/12/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
06/12/2006     Form 169: Return by a                     X
               company purchasing
               its own shares
06/12/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
06/12/2006     Form 169: Return by a                     X
               company purchasing
               its own shares
06/12/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
06/12/2006     Form 169: Return by a                     X
               company purchasing
               its own shares
06/12/2006     Transaction in Own          X
               Shares
06/12/2006     Director/PDMR               X
               Shareholding
07/12/2006     Transaction in Own          X
               Shares
08/12/2006     Transaction in Own          X
               Shares
08/12/2006     Director/PDMR               X
               Shareholding
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
09/12/2006     Form 88(2): Allotment                     X
               of shares
11/12/2006     Transaction in Own          X
               Shares
11/12/2006     Director/PDMR               X
               Shareholding
13/12/2006     Report 6k - Report of                                                       X
               foreign issuer/A
14/12/2006     Transaction in Own          X
               Shares
14/12/2006     Director/PDMR               X
               Shareholding
15/12/2006     Transaction in Own          X
               Shares
18/12/2006     F-3/A Amend                                                                 X
               registration by
               foreign private
               issuers
19/12/2006     EFFECT: Notice of                                                           X
               effectiveness
20/12/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
20/12/2006     Form 169: Return by a                     X
               company purchasing
               its own shares
20/12/2006     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
20/12/2006     Form 169: Return by a                     X
               company purchasing
               its own shares
21/12/2006     Transaction in Own          X
               Shares
21/12/2006     Transaction in Own          X
               Shares
21/12/2006     Director/PDMR               X
               Shareholding
22/12/2006     Total Voting Rights         X
28/12/2006     Transaction in Own          X
               Shares
03/01/2007     Report 6k - Report of                                                       X
               foreign issuer
03/01/2007     Transaction in Own          X
               Shares
04/01/2007     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
04/01/2007     Form 169: Return by a                     X
               company purchasing
               its own shares
04/01/2007     Form 169: Return by a                     X
               company purchasing
               its own shares
04/01/2007     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
04/01/2007     Transaction in Own          X
               Shares
05/01/2007     Transaction in Own          X
               Shares
08/01/2007     Transaction in Own          X
               Shares
08/01/2007     Blocklisting Interim        X
               Review
08/01/2007     Blocklisting Interim        X
               Review
09/01/2007     Report 6k - Report of                                                       X
               foreign issuer
09/01/2007     Transaction in Own          X
               Shares
09/01/2007     Trading Statement           X
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Form 88(2): Allotment                     X
               of shares
10/01/2007     Transaction in Own          X
               Shares
11/01/2007     Transaction in Own          X
               Shares
11/01/2007     Director/PDMR               X
               Shareholding
12/01/2007     Report 6k - Report of                                                       X
               foreign issuer
12/01/2007     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
12/01/2007     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
12/01/2007     Form 169: Return by a                     X
               company purchasing
               its own shares
12/01/2007     Transaction in Own          X
               Shares
12/01/2007     CEO Succession Plan         X
12/01/2007     CEO Succession              X
               corrected date
15/01/2007     Transaction in Own          X
               Shares
16/01/2007     Report 6k - Report of                                                       X
               foreign issuer
16/01/2007     Transaction in Own          X
               Shares
16/01/2007     Statement on Safety         X
               Report
17/01/2007     Transaction in Own          X
               Shares
18/01/2007     Transaction in Own          X
               Shares
19/01/2007     Transaction in Own          X
               Shares
19/01/2007     Total Voting Rights         X
22/01/2007     Transaction in Own          X
               Shares
23/01/2007     Transaction in Own          X
               Shares
24/01/2007     Transaction in Own          X
               Shares
25/01/2007     Transaction in Own          X
               Shares
26/01/2007     Transaction in Own          X
               Shares
29/01/2007     Transaction in Own          X
               Shares
30/01/2007     Transaction in Own          X
               Shares
31/01/2007     Transaction in Own          X
               Shares
01/02/2007     Report 6k - Report of                                                       X
               foreign issuer
01/02/2007     Report 6k - Report of                                                       X
               foreign issuer
01/02/2007     Total Voting Rights         X
01/02/2007     Transaction in Own          X
               Shares
01/02/2007     Disposal                    X
01/02/2007     Directorate Change          X
02/02/2007     Transaction in Own          X
               Shares
05/02/2007     Transaction in Own          X
               Shares
06/02/2007     Report 6k - Report of                                                       X
               foreign issuer
06/02/2007     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
06/02/2007     Form 169: Return by a                     X
               company purchasing
               its own shares
06/02/2007     Transaction in Own          X
               Shares
06/02/2007     4Q06 Results                X

               Part 1 of 2
06/02/2007     4Q06 Results                X

               Part 2 of 2
07/02/2007     Transaction in Own          X
               Shares
07/02/2007     Director/PDMR               X
               Shareholding
07/02/2007     Director Declaration        X
08/02/2007     13F-HR Qtr Report                                                           X
               filed by Inst man -
               Holdings
08/02/2007     13F-NT Qtr Report                                                           X
               filed by Inst man -
               Notice
08/02/2007     Form 169: Return by a                     X
               company purchasing
               its own shares
08/02/2007     Transaction in Own          X
               Shares
09/02/2007     Transaction in Own          X
               Shares
12/02/2007     Transaction in Own          X
               Shares
12/02/2007     Director/PDMR               X
               Shareholding
13/02/2007     Transaction in Own          X
               Shares
13/02/2007     Holding(s) in Company       X
14/02/2007     Report 6k - Report of                                                       X
               foreign issuer
14/02/2007     Form SC 13G -                                                               X
               Statement of
               acquisition of
               beneficial ownership
               by individuals
14/02/2007     Transaction in Own          X
               Shares
15/02/2007     Transaction in Own          X
               Shares
16/02/2007     Transaction in Own          X
               Shares
19/02/2007     Transaction in Own          X
               Shares
21/02/2007     Transaction in Own          X
               Shares
21/02/2007     Director/PDMR               X
               Shareholding
21/02/2007     Director/PDMR               X
               Shareholding
22/02/2007     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
22/02/2007     Form 169: Return by a                     X
               company purchasing
               its own shares
22/02/2007     Transaction in Own          X
               Shares
23/02/2007     Transaction in Own          X
               Shares
26/02/2007     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
26/02/2007     Form 169: Return by a                     X
               company purchasing
               its own shares
26/02/2007     Transaction in Own          X
               Shares
26/02/2007     Director/PDMR               X
               Shareholding
26/02/2007     Director/PDMR               X
               Shareholding
26/02/2007     Director/PDMR               X
               Shareholding
27/02/2007     Form 288a:                                X
               Appointment of
               Director
27/02/2007     Transaction in Own          X
               Shares
28/02/2007     Report 6k - Report of                                                       X
               foreign issuer
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Form 88(2): Allotment                     X
               of shares
28/02/2007     Transaction in Own          X
               Shares
28/02/2007     Director/PDMR               X
               Shareholding
28/02/2007     Total Voting Rights         X
01/03/2007     Transaction in Own          X
               Shares
02/03/2007     Form 88(2): Allotment                     X
               of shares
02/03/2007     Form 88(2): Allotment                     X
               of shares
02/03/2007     Form 88(2): Allotment                     X
               of shares
02/03/2007     Form 88(2): Allotment                     X
               of shares
02/03/2007     Form 88(2): Allotment                     X
               of shares
02/03/2007     Form 88(2): Allotment                     X
               of shares
02/03/2007     Form 88(2): Allotment                     X
               of shares
02/03/2007     Form 88(2): Allotment                     X
               of shares
02/03/2007     Form 88(2): Allotment                     X
               of shares
02/03/2007     Form 88(2): Allotment                     X
               of shares
02/03/2007     Form 88(2): Allotment                     X
               of shares
02/03/2007     Form 88(2): Allotment                     X
               of shares
02/03/2007     Transaction in Own          X
               Shares
05/03/2007     Report 6k - Report of                                                       X
               foreign issuer
05/03/2007     Form 88(2): Allotment                     X
               of shares
05/03/2007     Transaction in Own          X
               Shares
05/03/2007     Acquisition                 X
05/03/2007     Doc re.  Notice of          X                              X
               AGM
06/03/2007     Form 20F - Annual and                                                       X
               Transition report of
               foreign private
               issuers
06/03/2007     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
06/03/2007     Form 169: Return by a                     X
               company purchasing
               its own shares
06/03/2007     Form 169A(2): Return                      X
               by a public company
               cancelling or selling
               shares from treasury
06/03/2007     Form 169: Return by a                     X
               company purchasing
               its own shares
07/03/2007     Report 6k - Report of                                                       X
               foreign issuer
11/03/2007     Interim accounts                          X
12/03/2007     FWP: Filing under                                                           X
               Securities Act Rules
               163/433






Date of filing Description of item     Place of filing: Rest of world: Part 1
/publication                            Japan        Germany
                                   Tokyo Stock  Kanto     German      Handelsblatt  FAZ
                                     Exchange   Local     Council on
                                      (TSE)     Finance   Foreign
                                                Bureau    Relations
                                                (KFLB)    (DGAP)

10/03/2006     Director/PDMR                                   X
               Shareholding
13/03/2006     Doc re. Notice of                               X                     X (published
               AGM                                                                  17 March 2006)
14/03/2006     Energy trends and   X (published
               technologies for    08 March
               the coming decades  2006)
14/03/2006     Director/PDMR                                   X
               Shareholding
15/03/2006     Information on the  X (published
               Impact of the       08 March
               Introduction of     2006)
               Buzzard Crude to
               Forties Blend
16/03/2006     The Challenge of    X (published
               Energy Insecurity   13 March
                                   2006)
16/03/2006     Director/PDMR                                   X
               Shareholding
17/03/2006     Report Of Status Of X
               Conversion Of
               Securities And
               Issuance Of New
               Shares, Etc.
17/03/2006     Director/PDMR                                   X
               Shareholding
20/03/2006     BP Trinidad and     X (published                X
               Tobago's Cannonball 17 March
               Achieves First Gas  2006)
20/03/2006     Report on Record    X
               Date for the
               Shareholders
               Meeting 2006 (in
               Japanese
               (hereinafter '(J)
               '))
20/03/2006     Director/PDMR                                   X
               Shareholding
21/03/2006     Director/PDMR                                   X
               Shareholding
22/03/2006     2006 reporting      X (published
               changes             01 March
                                   2006)
23/03/2006     Annual Report and   X            X
               Accounts 2005
23/03/2006     Notice of meeting   X
               (with summarized
               translation in
               Japanese)
               Instruction for
               voting by proxy (J)
24/03/2006     Securities          X            X
               Registration
               Statement (Form
               7-2) for the Grant
               of Stock Option (J)
24/03/2006     Grant of the Stock  X
               Option (J)
24/03/2006     Amendment of        X            X
               Securities
               Registration
               Statement (Form
               7-2) for the Grant
               of Stock Option (J)
24/03/2006     Resolution 20       X (published
               -Share Buyback of   14 March
               the Shareholders    2006)
               Meeting 2006 (J)
29/03/2006     Director/PDMR                                   X
               Shareholding
30/03/2006     Public Notice of    X
               Shareholders
               Meeting (J)
30/03/2006     Director/PDMR                                   X
               Shareholding
31/03/2006     Director/PDMR                                   X
               Shareholding
03/04/2006     Profit, Progress    X (published
               and Sustainability  29 March
                                   2006)
03/04/2006     The Good Company -  X (published
               Vision or Illusion? 10 March
                                   2006)
05/04/2006     BP First Quarter    X (published
               2006 Trading Update 05 April
                                   2006)
05/04/2006     Trading Statement                               X
07/04/2006     Monthly Report of   X
               Transaction in Own
               Shares
10/04/2006     Beyond retirement   X (published
                                   06 April
                                   2006)
11/04/2006     Regulatory          X (published
               Information         10 April
               Services            2006)
11/04/2006     Director/PDMR                                   X
               Shareholding
11/04/2006     Director/PDMR                                   X
               Shareholding
13/04/2006     First quarter 2006  X (published
               results             01 April
               Presentation        2006)
13/04/2006     BP Expanding        X (published            X
               European PTA and    12 April
               Paraxylene          2006)
               Production
19/04/2006     New Double hulled                          X
               lube oil barge
20/04/2006     BP Builds State of  X (published            X
               the Art Lubricants  13 April
               Blending Plant      2006)
21/04/2006     Address to Share    X (published
               holders at the      20 April
               Annual General      2006)
               Meeting of BP
               p.l.c.
21/04/2006     Financial and       X (published
               operation           01 April
               information         2006)
21/04/2006     BP p.l.c. AGM -                                 X
               Special Business
24/04/2006     AGM - Special Bus   X (published            X
                                   21 April
                                   2006)
24/04/2006     Directorate Change                              X
25/04/2006     The Texas City      X (published
               Refinery Explosion: 24 April
               The Lessons Learned 2006)
25/04/2006     Resolution 20       X
               -Share Buyback of
               the Shareholders
               Meeting 2006 (J)
25/04/2006     Directorate Changes X (published
                                   24 April
                                   2006)
25/04/2006     Group Results First X (published
               Quarter 2006        25 April
                                   2006)
25/04/2006     1Q06 Part 1 of 2                                X      X (published   X (published
                                                                        27 April    27 April 2006)
                                                                          2006)
25/04/2006     1Q06 Part 2 of 2                                X      X (published   X (published
                                                                        27 April    27 April 2006)
                                                                          2006)
26/04/2006     Report on BP        X (published
               Dividend            25 April
               Reinvestment Plan   2006)
               (J)
26/04/2006     Report on Record    X (published
               Date for the        25 April
               Dividends for each  2006)
               Quarter (J)
26/04/2006     Brief Announcement  X (published
               of Most Recent      25 April
               Financial Statement 2006)
               following the End
               of each Quarter (J)
27/04/2006     Director/PDMR                                   X
               Shareholding
02/05/2006     Monthly Report of   X
               Transaction in Own
               Shares (J)
03/05/2006     Director/PDMR                                   X
               Shareholding
08/05/2006     BP Makes Tenth Oil  X (published
               Discovery in the    05 May 2006)
               Ultra-deep Water
               Block 31 Angola
09/05/2006     Disposal                                        X
10/05/2006     BP to Market For    X (published
               Sale Dutch E&P and  09 May 2006)
               Gas Infrastructure
               Business
11/05/2006     Director/PDMR                                   X
               Shareholding
12/05/2006     Director/PDMR       X (published
               Shareholding        11 May 2006)
16/05/2006     Securities Notice                X
               (Form 6) for the
               Issuance of Share
               Purchase Warrant
               Certificates
17/05/2006     Issuance of Share   X
               Purchase Warrant
               Certificates
26/05/2006     Energy Security:    X (published
               China and the World 24 May 2006)
30/05/2006     Additional Listing  X (published
               (J)                 26 May 2006)
01/06/2006     BP's response to    X (published
               Java earthquake     31 May 2006)
02/06/2006     Monthly Report of   X
               Transaction in Own
               Shares (J)
02/06/2006     Application for     X
               Amendment to
               Listing of
               Securities
               (Additional
               listing)
12/06/2006     Director/PDMR       X (published
               Shareholding        09 June
                                   2006)
12/06/2006     Director/PDMR                                   X
               Shareholding
12/06/2006     Director/PDMR                                   X
               Shareholding
13/06/2006     Director/PDMR       X (published
               Shareholding        12 June
                                   2006)
13/06/2006     Director/PDMR       X (published
               Shareholding        12 June
                                   2006)
13/06/2006     Director/PDMR       X (published
               Shareholding        12 June
                                   2006)
14/06/2006     Prospects for       X (published
               Global Gas and Low  12 June
               Carbon Power - A    2006)
               Matter of Economics
               or Geopolitics?
15/06/2006     BP Pledges $500     X (published
               Million for Energy  14 June
               Biosciences         2006)
               Institute and Plans
               New Business to
               Exploit Research
               (J)
15/06/2006     Energy Supplies     X (published
               Available and       14 June
               Reliable in 2005    2006)
               Despite Physical
               Disruptions
19/06/2006     Director/PDMR       X (published
               Shareholding        15 June
                                   2006)
20/06/2006     BP&DuPont Biofuel                               X
               partnership
21/06/2006     BP & DuPont Biofuel X (published
               Partnership (J)     20 June
                                   2006)
26/06/2006     BP Announces First  X (published
               Gas From In Amenas  23 June
                                   2006)
28/06/2006     Disposal            X (published
                                   27 June
                                   2006)
30/06/2006     Annual Securities   X            X
               Report (Form 8) (J)
30/06/2006     Written             X
               Confirmation
               Regarding the
               Appropriateness and
               Accuracy of an
               Annual Securities
               Report (J)
03/07/2006     Trading Statement   X (published
                                   03 July
                                   2006)
03/07/2006     Trading Statement                               X
05/07/2006     Monthly Report of   X
               Transaction in Own
               Shares (J)
06/07/2006     Chemical Inds.      X (published
               Acquisition         05 July
                                   2006)
06/07/2006     Energy - the        X (published
               Changing the World  05 July
               Order               2006)
10/07/2006     Blocking Interim    X (published
               Review              07 July
                                   2006)
11/07/2006     Director/PDMR                                   X
               Shareholding
12/07/2006     Director/PDMR       X
               Shareholding
12/07/2006     Second quarter 2006 X
               results
               presentation
14/07/2006     BP & Maersk Oil     X (published
               Approve Front End   13 July
               Engineering &       2006)
               Design for Harding
               Area Gas project
18/07/2006     Clipper Windpower   X (published
               PLC and BP Announce 14 July
               A Strategic Turbine 2006)
               Supply and Joint
               Development
               Agreement
19/07/2006     BP to Market Share  X (published
               of SPC in Korea     18 July
                                   2006)
19/07/2006     BP and GE to        X (published
               Develop Hydrogen    18 July
               Power Plants and    2006)
               Technologies
20/07/2006     Board Appointment                               X
21/07/2006     BP Board            X (published
               Appointment - Sir   20 July
               William Castell     2006)
24/07/2006     BP Awarded Three    X (published
               Pakistan Offshore   21 July
               Blocks              2006)
24/07/2006     BP Solar Introduce  X (published            X
               Mono2               21 July                (published
                                   2006)                  21 July
                                                          2006)
25/07/2006     Group Results       X (published
               Second  Quarter and 25 July
               Half Year 2006      2006)
25/07/2006     U.S. Safety Moves   X (published
                                   25 July
                                   2006)
25/07/2006     2Q06 Part 1 of 2                                X      X (published   X (published
                                                                      27 July 2006) 27 July 2006)
25/07/2006     2Q06 Part 2 of 2                                X      X (published   X (published
                                                                      27 July 2006) 27 July 2006)
25/07/2006     U.S. Safety Moves                               X
25/07/2006     Director/PDMR                                   X
               Shareholding
26/07/2006     Report on BP        X (published
               Dividend            25 July
               Reinvestment Plan   2006)
               (J)
26/07/2006     Report on Record    X (published
               Date for the        25 July
               Dividends for each  2006)
               Quarter (J)
26/07/2006     Brief Announcement  X (published
               of Most Recent      25 July
               Financial Statement 2006)
               following the End
               of each Quarter (J)
26/07/2006     Director/PDMR       X (published
               Shareholding        25 July
                                   2006)
27/07/2006     Director                                        X
               Declaration
27/07/2006     BP Half Year Review                             X      X (published
               2006                                                     1 August
                                                                          2006)
28/07/2006     Director            X (published
               Declaration         27 July
                                   2006)
28/07/2006     Half Year Review    X (published
               2006                27 July
                                   2006)
02/08/2006     BP Hosts Blair and  X
               Schwarzenegger
               Climate Change
               Meeting
02/08/2006     Monthly Report of   X (published
               Transaction in Own  01 July
               Shares (J)          2006)
09/08/2006     Statement Regarding X (published
               Prudhoe Bay         08 August
               Operations          2006)
10/08/2006     Director/PDMR                                   X
               Shareholding
11/08/2006     Director/PDMR       X (published
               Shareholding        10 August
                                   2006)
15/08/2006     BP buys US wind                                 X
               company
16/08/2006     BP Alternative      X (published
               Energy Buys US Wind 15 August
               Company             2006)
24/08/2006     BP Launches         X (published
               targetneutral(tm)   23
                                   August2006)
31/08/2006     Holding(s) in       X (published
               Company             29 August
                                   2006)
31/08/2006     BP to Shutdown      X (published
               Prudhoe Bay Oil     07 August
               Field (J)           2006)
01/09/2006     Director/PDMR                                   X
               Shareholding
04/09/2006     Director/PDMR       X (published
               Shareholding        01 September
                                   2006)
05/09/2006     Monthly Report of   X
               Transaction in Own
               Shares (J)
06/09/2006     Director/PDMR                                   X
               Shareholding
07/09/2006     Director/PDMR       X (published
               Shareholding        06 September
                                   2006)
11/09/2006     Director/PDMR                                   X
               Shareholding
11/09/2006     Director/PDMR                                   X
               Shareholding
11/09/2006     Director/PDMR                                   X
               Shareholding
12/09/2006     Director/PDMR       X (published
               Shareholding        11 September
                                   2006)
12/09/2006     Director/PDMR       X (published
               Shareholding        11 September
                                   2006)
12/09/2006     Director/PDMR       X (published
               Shareholding        11 September
                                   2006)
14/09/2006     BP and Gazprom      X (published
               Announce LNG Supply 13 September
               Deal                2006)
18/09/2006     Statement re                                    X
               Thunder Horse
19/09/2006     Statement re        X (published
               Thunder Horse       18 September
                                   2006)
20/09/2006     Innovation through  X (published
               conviction,         13 September
               collaboration and   2006)
               commitment
20/09/2006     Issue of Equity                                 X
20/09/2006     US Refinery                                     X
               Investment
21/09/2006     BP LISTS NEW SHARES X (published
               FOR PAYMENT TO THK  20 September
               PARTNERS (J)        2006)
21/09/2006     US Refinery         X (published
               Investment          20 September
                                   2006)
26/09/2006     Application for     X (published
               Amendment to        20 September
               Listing of          2006)
               Securities
               (Additional
               listing)
26/09/2006     BP Azerbaijan       X (published
               investor fieldtrip  26 September
                                   2006)
26/09/2006     BP Alaska gets DOT  X (published
               clearance to        22 September
               re-start Prudhoe    2006)
               Bay Eastern
               Operating Area
29/09/2006     Semi-Annual Report  X            X
               (Form 10) (J)
29/09/2006     Written             X
               Confirmation
               Regarding the
               Appropriateness and
               Accuracy of an
               Interim  Report (J)
02/10/2006     Director/PDMR                                   X
               Shareholding
03/10/2006     Director/PDMR       X (published
               Shareholding        02/10/2006)
03/10/2006     Vivienne Cox        X
03/10/2006     Monthly Report of   X
               Transaction in Own
               Shares (J)
04/10/2006     Trading Statement   X (published
                                   04 October
                                   2006)
04/10/2006     Trading Statement                               X
06/10/2006     BP Awards Contract  X (published
               for Removal and     05 October
               Disposal of the     2006)
               North West Hutton
               Installation
10/10/2006     Director/PDMR       X (published
               Shareholding        09 October
                                   2006)
11/10/2006     Director/PDMR       X (published
               Shareholding        11 October
                                   2006)
11/10/2006     Director/PDMR                                   X
               Shareholding
17/10/2006     BP CFD              X (published
                                   16 October
                                   2006)
17/10/2006     Third quarter 2006  X
               results
               presentation
23/10/2006     Accelerating the    X (published
               Growth of a Major   19 October
               New Global Business 2006)
               Sector - Low Carbon
               Power
24/10/2006     Production Begins   X (published
               at East Azeri in    23 October
               the Caspian Sea     2006)
24/10/2006     BP Makes Eleventh   X (published
               Oil Discovery in    23 October
               the Ultra-Deep      2006)
               Water Block 31
               Angola
24/10/2006     Group Results Third X (published
                 Quarter 2006      24 October
                                   2006)
04/10/2006     3Q06 Part 1 of 2                                X      X (published   X (published
                                                                       27 October     27 October
                                                                          2006)         2006)
04/10/2006     3Q06 Part 2 of 2                                X      X (published   X (published
                                                                       27 October     27 October
                                                                          2006)         2006)
25/10/2006     Report on BP        X (published
               Dividend            24 October
               Reinvestment Plan   2006)
               (J)
25/10/2006     Report on Record    X (published
               Date for the        24 October
               Dividends for each  2006)
               Quarter (J)
25/10/2006     Brief Announcement  X (published
               of Most Recent      24 October
               Financial Statement 2006)
               following the End
               of each Quarter (J)
02/11/2006     Monthly Report of   X
               Transaction in Own
               Shares (J)
10/11/2006     Technology's role   X (published
               in our energy       24 October
               future              2006)
10/11/2006     Meeting the         X (published
               increasing global   05 November
               demand through      2006)
               innovation
13/11/2006     Director/PDMR                                   X
               Shareholding
14/11/2006     Director/PDMR       X (published
               Shareholding        13 November
                                   2006)
17/11/2006     BP Solar to Invest  X (published
               $70 Million to      16 November
               Expand US Facility  2006)
17/11/2006     Sustainability: A   X (published
               Practical Agenda    14 November
                                   2006)
21/11/2006     CFD                 X (published
                                   20 November
                                   2006)
27/11/2006     Energy Security and X (published
               Climate Change      17 November
                                   2006)
30/11/2006     Capital Markets     X (published
               Final Terms         29 November
                                   2006)
04/12/2006     Monthly Report of   X
               Transaction in Own
               Shares (J)
05/12/2006     Europe in a New Age X (published
               of Energy           01 November
                                   2006)
06/12/2006     Director/PDMR                                   X
               Shareholding
07/12/2006     Director/PDMR       X (published
               Shareholding        06 December
                                   2006)
08/12/2006     Director/PDMR                                   X
               Shareholding
11/12/2006     Director/PDMR       X (published
               Shareholding        08 December
                                   2006)
11/12/2006     Director/PDMR                                   X
               Shareholding
12/12/2006     The Technology      X (published
               Brain Drain:        04 December
               Inspiring the Next  2006)
               Generation
12/12/2006     Director/PDMR       X (published
               Shareholding        11 December
                                   2006)
14/12/2006     Director/PDMR                                   X
               Shareholding
15/12/2006     Director/PDMR       X (published
               Shareholding        14 December
                                   2006)
21/12/2006     Director/PDMR                                   X
               Shareholding
22/12/2006     Director/PDMR       X (published
               Shareholding        21 December
                                   2006)
22/12/2006     Total Voting Rights                             X
25/12/2006     Total Voting Rights X (published
                                   22 December
                                   2006)
05/01/2007     Monthly Report of   X
               Transaction in Own
               Shares (J)
09/01/2007     Blocklisting        X (published
               interim Review      08 January
                                   2007)
09/01/2007     Blocklisting        X (published
               interim Review      08 January
                                   2007)
09/01/2007     BP Fourth Quarter   X (published
               2006 Trading Update 09 January
                                   2007)
09/01/2007     Trading Statement                               X
11/01/2007     Director/PDMR                                   X
               Shareholding
12/01/2007     CEO Succession                                  X
               corrected date
15/01/2007     BP Plans            X (published
               Construction of     12 January
               Five US Wind        2007)
               Projects in 2007
15/01/2007     BP Announces Lord   X (published
               Browne Succession   12 January
               Plan (J)            2007)
16/01/2007     Statement on Safety                             X
               Report
17/01/2007     BP will Implement   X (published
               Recommendations of  16 January
               Independent Safety  2007)
               Review Panel
19/01/2007     Total Voting Rights                             X
22/01/2007     Total Voting Rights X (published
                                   19 January
                                   2007)
23/01/2007     BP Signs Oman Deal  X (published
               Which Could Yield   22 January
               Some 20 - 30        2007)
               Trillion Cubic Feet
               of Gas
24/01/2007     Full Year 2006      X
               results and
               strategy update
31/01/2007     BP Makes Twelfth    X (published
               Oil Discovery In    30 January
               The Ultra-Deep      2007)
               Water Block 31
               Angola
01/02/2007     BP Egypt Announces  X (published
               Gas Discovery in    31 January
               the Offshore West   2007)
               Nile Delta
01/02/2007     Total Voting Rights X (published
                                   31 January
                                   2007)
01/02/2007     Total Voting Rights                             X
01/02/2007     Disposal                                        X
01/02/2007     Directorate Change                              X
02/02/2007     BP to Increase      X (published
               Natural Gas         30 January
               Recovery From San   2007)
               Juan Basin
02/02/2007     Andy Inglis Joins   X (published
               BP Board And        01 February
               Succeeds Tony       2007)
               Hayward as Head of
               Exploration &
               Production
02/02/2007     BP Selects          X (published
               Strategic Partners  01 February
               For Energy          2007)
               Biosciences
               Institute
02/02/2007     Monthly Report of   X
               Transaction in Own
               Shares (J)
06/02/2007     Group Results       X (published
               Fourth  Quarter and 06 February
               Full Year 2006      2007)
06/02/2007     4Q06 Part 1 of 2                                X
06/02/2007     4Q06 Part 2 of 2                                X
07/02/2007     Report on BP        X (published
               Dividend            06 February
               Reinvestment Plan   2007)
               (J)
07/02/2007     Report on Record    X (published
               Date for the        06 February
               Dividends for each  2007)
               Quarter (J)
07/02/2007     Brief Announcement  X (published
               of Most Recent      06 February
               Financial Statement 2007)
               following the End
               of each Quarter (J)
07/02/2007     Director/PDMR                                   X
               Shareholding
07/02/2007     Director                                        X
               Declaration
08/02/2007     Director/PDMR       X (published
               Shareholding        07 February
                                   2007)
08/02/2007     Director            X (published
               Declaration         07 February
                                   2007)
12/02/2007     Director/PDMR                                   X
               Shareholding
13/02/2007     Director/PDMR       X (published
               Shareholding        12 February
                                   2007)
13/02/2007     Holding(s) in                                   X
               Company
14/02/2007     Launch of UK's      X (published
               First Environment   13 February
               Health Check for    2007)
               Cars
14/02/2007     Holding(s) in       X (published
               Company             13 February
                                   2007)
21/02/2007     BP Drills Alaska    X (published
               North Slope Gas     20 February
               Hydrate Test Well   2007)
               to Assess Potential
               Energy Resource
21/02/2007     Director/PDMR                                   X
               Shareholding
22/02/2007     Director/PDMR       X (published
               Shareholding        21 February
                                   2007)
22/02/2007     Director/PDMR       X (published
               Shareholding        21 February
                                   2007)
26/02/2007     Director/PDMR                                   X
               Shareholding
26/02/2007     Director/PDMR                                   X
               Shareholding
26/02/2007     Director/PDMR                                   X
               Shareholding
27/02/2007     Director/PDMR       X (published
               Shareholding        26 February
                                   2007)
27/02/2007     Director/PDMR       X (published
               Shareholding        26 February
                                   2007)
27/02/2007     Director/PDMR       X (published
               Shareholding        26 February
                                   2007)
28/02/2007     Director/PDMR                                   X
               Shareholding
01/03/2007     Director/PDMR       X (published
               Shareholding        28 February
                                   2007)
01/03/2007     Total Voting Rights X (published
                                   28 February
                                   2007)
02/03/2007     Monthly Report of   X
               Transaction in Own
               Shares (J)
05/03/2007     Acquisition                                     X
05/03/2007     Doc re.  Notice of                              X
               AGM
06/03/2007     Doc re. Notice of   X (published
               AGM                 05 March
                                   2007)
06/03/2007     BP to Purchase      X (published
               Chevron's           05 March
               Manufacturing       2007)
               Business in the
               Netherlands
07/03/2007     Director/PDMR       X (published
               Shareholding        06 March
                                   2007)






  Date of   Description of item                              Place of filing: Rest of world: Part 2
  filing/                                Switzerland Canada
publication                              Swiss Stock Alberta    Ontario    Sacskatchewan Novia      Toronto  British
                                         Exchange    Securities Securities Financial     Scotia     Stock    Columbia
                                                     Commission Commission Services      Securities Exchange Securities
                                                                           Commission    Commission          Commission

 10/03/2006 Director/PDMR Shareholding        X
 13/03/2006 Doc re. Notice of AGM             X
 14/03/2006 Director/PDMR Shareholding        X
 16/03/2006 Director/PDMR Shareholding        X
 17/03/2006 Unaudited 2005 results and                   X          X            X           X
            related management's
            discussion and analysis for
            BP plc
 17/03/2006 Director/PDMR Shareholding        X
 20/03/2006 Director/PDMR Shareholding        X
 21/03/2006 Director/PDMR Shareholding        X
 22/03/2006 Transaction in Own Shares         X
 28/03/2006 Transaction in Own Shares         X
 29/03/2006 Transaction in Own Shares         X
 29/03/2006 Director/PDMR Shareholding        X
 30/03/2006 Treasury Stock                    X
 30/03/2006 Director/PDMR Shareholding        X
 31/03/2006 Transaction in Own Shares         X
 31/03/2006 Transaction in Own Shares         X
 31/03/2006 Director/PDMR Shareholding        X
 05/04/2006 Trading Statement                 X
 11/04/2006 Director/PDMR Shareholding        X
 11/04/2006 Director/PDMR Shareholding        X
 20/04/2006 AGM Statement                     X
 21/04/2006 BP p.l.c. AGM - Special Bus       X
 24/04/2006 Directorate Change                X
 25/04/2006 April 25 press release                       X          X            X           X
            announcing Q1 results
 25/04/2006 Form 5 - Dividend/                                                                         X
            Distribution Declaration -
            notice of dividend
            declaration on TSX
            SecureFile to announce
            dividend payment payable
            June 5, 2006
 25/04/2006 1Q06 Part 1 of 2                  X
 25/04/2006 1Q06 Part 2 of 2                  X
 27/04/2006 Transaction in Own Shares         X
 27/04/2006 Director/PDMR Shareholding        X
 28/04/2006 Form 3 - Change in Officers/                                                               X
            Directors/Trustees Reporting
            resignation of Mr. H.
            Michael P. Miles as a
            director of BP p.l.c.
 28/04/2006 Transaction in Own Shares         X
 03/05/2006 Director/PDMR Shareholding        X
 09/05/2006 Disposal                          X
 10/05/2006 Transaction in Own Shares         X
 11/05/2006 Form 20-Fs filed with the                                                        X
            SEC for the years ended 1998
            through 2004, inclusive,
            Form 6-Ks filed for each
            interim financial quarter
            for the years 2003, 2004 and
            2005 and Fomr 6-Ks filed
            with the SEC to announce
            material changes for the
            period January 1, 2003
            through May 9, 2006 and
            filing fees
 11/05/2006 Transaction in Own Shares         X
 11/05/2006 Director/PDMR Shareholding        X
 12/05/2006 Transaction in Own Shares         X
 15/05/2006 Transaction in Own Shares         X
 17/05/2006 Transaction in Own Shares         X
 18/05/2006 Transaction in Own Shares         X
 22/05/2006 Transaction in Own Shares         X
 23/05/2006 Transaction in Own Shares         X
 24/05/2006 Transaction in Own Shares         X
 25/05/2006 Transaction in Own Shares         X
 31/05/2006 Transaction in Own Shares         X
 12/06/2006 Director/PDMR Shareholding        X
 12/06/2006 Director/PDMR Shareholding        X
 13/06/2006 Letters enclosing Form 20F/A                 X          X            X           X
            for December 31, 2004 year
            end filed with the SEC
 14/06/2006 Transaction in Own Shares         X
 15/06/2006 Director/PDMR Shareholding        X
 20/06/2006 BP&DuPont Biofuel                 X
            partnership
 21/06/2006 Press release dated June 20,                                                     X
            2006 filed as a Form 6-K
            filed with the SEC and
            filing fee
 22/06/2006 Transaction in Own Shares         X
 23/06/2006 Transaction in Own Shares         X
 26/06/2006 Transaction in Own Shares         X
 27/06/2006 Transaction in Own Shares         X
 27/06/2006 Disposal                          X
 28/06/2006 Press release dated June 27,                                                     X
            2006 filed as a Form 6-K
            filed with the SEC and
            filing fee
 28/06/2006 Transaction in Own Shares         X
 29/06/2006 Transaction in Own Shares         X
 30/06/2006 Treasury Stock                    X
 30/06/2006 Transaction in Own Shares         X
 03/07/2006 Trading Statement                 X
 06/07/2006 December 31, 2005 Year End                   X          X            X           X
            Form 20-F and Form 20-F/A
            filed with the SEC and
            filing fees
 11/07/2006 Director/PDMR Shareholding        X
 18/07/2006 Press release dated July 18,                                                     X
            2006 filed as a Form 6-K
            filed with the SEC and
            filing fee
 18/07/2006 Letter of Intent Signed           X
 20/07/2006 Form 3 - Change in Officers/                                                               X
            Directors/Trustees -
            Reporting appointment of Sir
            William Martin Castell as a
            director of BP p.l.c.
 20/07/2006 Transaction in Own Shares         X
 20/07/2006 Board Appointment                 X
 24/07/2006 Transaction in Own Shares         X
 25/07/2006 Form 5 - Dividend/                                                                         X
            Distribution Declaration -
            notice of dividend
            declaration on TSX
            SecureFile to announce
            dividend payment payable
            September 5, 2006
 25/07/2006 July 25, 2006 press release                  X          X            X           X
            issued by BP p.l.c.
            announcing its second
            quarter results
 25/07/2006 Transaction in Own Shares         X
 25/07/2006 2Q06 Part 1 of 2                  X
 25/07/2006 2Q06 Part 2 of 2                  X
 25/07/2006 U.S. Safety Moves                 X
 25/07/2006 Director/PDMR Shareholding        X
 27/07/2006 Director Declaration              X
 27/07/2006 BP Half Year Review 2006          X
 28/07/2006 Transaction in Own Shares         X
 31/07/2006 Transaction in Own Shares         X
 10/08/2006 Transaction in Own Shares         X
 10/08/2006 Director/PDMR Shareholding        X
 11/08/2006 Press Release dated July 25,                                                     X
            2006 filed as a Form 6-K
            filed with the SEC and
            filing fee
 15/08/2006 Press Release dated August                                                       X
            15, 2006 filed as a Form 6-K
            filed with the SEC and
            filing fee
 15/08/2006 BP buys US wind company           X
 24/08/2006 Transaction in Own Shares         X
 31/08/2006 Transaction in Own Shares         X
 01/09/2006 Director/PDMR Shareholding        X
 06/09/2006 Director/PDMR Shareholding        X
 11/09/2006 6-K - June 30, 2006 Second                   X          X            X           X
            Quarter Financial Statements
 11/09/2006 Director/PDMR Shareholding        X
 11/09/2006 Director/PDMR Shareholding        X
 11/09/2006 Director/PDMR Shareholding        X
 18/09/2006 Press Release dated                                                              X
            September 18, 2006 filed as
            a Form 6-K filed with the
            SEC and filing fee
 18/09/2006 Statement re Thunder Horse        X
 20/09/2006 Press Release dated                                                              X
            September 20, 2006 filed as
            a Form 6-K filed with the
            SEC and filing fee
 20/09/2006 Issue of Equity                   X
 20/09/2006 US Refinery Investment            X
 27/09/2006 Transaction in Own Shares         X
 02/10/2006 Director/PDMR Shareholding        X
 04/10/2006 Trading Statement                 X
 09/10/2006 Director/PDMR Shareholding        X
 10/10/2006 Form 1 - Change in                                                                         X
            Outstanding and Reserved
            Securities - Changes in
            numbers of ADSs outstanding
            and options to purchase ADSs
            in September, 2006
 10/10/2006 Transaction in Own Shares         X
 11/10/2006 Transaction in Own Shares         X
 11/10/2006 Director/PDMR Shareholding        X
 12/10/2006 Transaction in Own Shares         X
 13/10/2006 Transaction in Own Shares         X
 18/10/2006 Transaction in Own Shares         X
 23/10/2006 Transaction in Own Shares         X
 24/10/2006 October 24, 2006 press                       X          X            X           X
            release issued by BP p.l.c.
            announcing its third quarter
            results
 24/10/2006 Form 5 - Dividend/                                                                         X
            Distribution Declaration -
            notice of dividend
            declaration on TSX
            SecureFile to announce
            dividend payment payable
            December 4, 2006
 24/10/2006 3Q06 Part 1 of 2                  X
 24/10/2006 3Q06 Part 2 of 2                  X
 30/10/2006 Transaction in Own Shares         X
 31/10/2006 Transaction in Own Shares         X
 02/11/2006 Transaction in Own Shares         X
 09/11/2006 Form 1 - Change in                                                                         X
            Outstanding and Reserved
            Securities - Changes in
            numbers of ADSs outstanding
            and options to purchase ADSs
            in October, 2006
 13/11/2006 Director/PDMR Shareholding        X
 17/11/2006 6-K - September 30, 2006                     X          X            X           X
            Third Quarter Financial
            Statements
 06/12/2006 Director/PDMR Shareholding        X
 08/12/2006 Director/PDMR Shareholding        X
 11/12/2006 Director/PDMR Shareholding        X
 13/12/2006 6-K/A - September 30, 2006                   X          X            X           X
            Third Quarter Financial
            Statements
 14/12/2006 Form 1 - Change in                                                                         X
            Outstanding and Reserved
            Securities - Changes in
            numbers of ADSs outstanding
            and options to purchase ADSs
            in November, 2006
 14/12/2006 Director/PDMR Shareholding        X
 21/12/2006 Transaction in Own Shares         X
 21/12/2006 Transaction in Own Shares         X
 21/12/2006 Director/PDMR Shareholding        X
 22/12/2006 Total Voting Rights               X
 28/12/2006 Transaction in Own Shares         X
 09/01/2007 Trading Statement                 X
 11/01/2007 Director/PDMR Shareholding        X
 12/01/2007 CEO Succession corrected          X
            date
 16/01/2007 Form 6-Ks filed with the SEC                                                                      X
            for first, second and third
            quarters of 2004, 2005 &
            2006; Form 20-Fs filed with
            the SEC for year end 2004
            and 2005; material change
            reports filed in Form 6-Ks
            with the SEC for the years
            2004, 2005, 2006 and to date
            in 2007 and filing fees
 16/01/2007 Statement on Safety Report        X
 17/01/2007 Press release dated January                                                      X
            12, 2007 filed as a Form 6-K
            filed with the SEC and
            filing fee
 18/01/2007 Form 1 - Change in                                                                         X
            Outstanding and Reserved
            Securities - Changes in
            numbers of ADSs outstanding
            and options to purchase ADSs
            in December, 2006
 19/01/2007 Total Voting Rights               X
 31/01/2007 Press release dated January                                                      X
            16, 2007 filed as a Form 6-K
            filed with the SEC and
            filing fee
 01/02/2007 Total Voting Rights               X
 01/02/2007 Disposal                          X
 01/02/2007 Directorate Change                X
 06/02/2007 Press release issued                         X          X            X           X                X
            February 6, 2007 announcing
            Press release issued
            February 6, 2007 announcing
 06/02/2007 Press releases dated                                                                              X
            February 1, 2007 filed as a
            Form 6-K filed with the SEC
            and filing fee
 06/02/2007 Form 5 - Dividend/                                                                         X
            Distribution Declaration -
            notice of dividend
            declaration on TSX
            SecureFile to announce
            dividend payment payable
            March 12, 2007
 06/02/2007 4Q06 Part 1 of 2                  X
 06/02/2007 4Q06 Part 2 of 2                  X
 07/02/2007 Press releases dated                                                          X
            February 1, 2007 filed as a
            Form 6-K filed with the SEC
            and filing fee
 07/02/2007 Director/PDMR Shareholding        X
 07/02/2007 Director Declaration              X
 12/02/2007 December 31, 2006 year end                   X
            Form 20-F filed with the SEC
            with filing fees
 12/02/2007 Director/PDMR Shareholding        X
 13/02/2007 Form 3 - Change in Officers/                                                             X
            Directors/Trustees -
            Reporting change of Title of
            Mr. Andrew George Inglis
 13/02/2007 December 31, 2006 year end                              X            X
            Form 20-F filed with the SEC
            with filing fees
 13/02/2007 Holding(s) in Company             X
 21/02/2007 Director/PDMR Shareholding        X
 26/02/2007 Director/PDMR Shareholding        X
 26/02/2007 Director/PDMR Shareholding        X
 26/02/2007 Director/PDMR Shareholding        X
28/02/d2007 Transaction in Own Shares         X
 28/02/2007 Director/PDMR Shareholding        X
 28/02/2007 Total Voting Rights               X
 05/03/2007 Acquisition                       X
 05/03/2007 Doc re.  Notice of AGM            X



EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 April 2007

BP p.l.c. announces that on 4 April 2007, it purchased for cancellation 3,520,902 ordinary shares at prices between 543.7 pence and 550.0 pence per share.

BP p.l.c. also announces that on 4 April 2007 it transferred to participants in its employee share schemes 4,042 ordinary shares at prices between 350.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,943,961,137 ordinary shares in Treasury, and has 19,276,624,231 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.5

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  05 April 2007

BP p.l.c. was advised on 5 April 2007, by BP Employee Share Schemes (Jersey) Ltd., Trustees of the BP Employee Share Ownership Plans that the following Directors and senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) or BP
ADSs (ISIN no. US0556221044) shown opposite their names on 12 March 2007 @ GBP5.27062 per Ordinary share, or US$60.7125 per ADS as a result of reinvestment of dividends on shares held by them in the Plans:-

Directors
Mr I C Conn                           1,067 shares
Dr. A.B. Hayward                      1,197 shares
Mr A.G Inglis                           193 shares
Mr. J.A. Manzoni                      1,945 shares

Persons Discharging Managerial Responsibility
Mr P.B.P. Bevan                         216 shares
Ms V. Cox                         1,252.692 shares
Ms S. Bott                               37 BP ADSs
                                            (equivalent to 222 Ordinary Shares)
Mr R. Malone                        161.815 ADSs (equivalent to 970.89
                                            Ordinary Shares)

This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 April 2007

BP p.l.c. announces that on 5 April 2007, it purchased for cancellation 3,668,232 ordinary shares at prices between 550.5 pence and 555.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,961,137 ordinary shares in Treasury, and has 19,273,054,724 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.7

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  10 April 2007

BP p.l.c. was advised on 10 April 2007 by Computershare Plan Managers that on 10 April 2007 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP5.545 per share through participation in the BP ShareMatch UK Plan:-


Directors

Mr I.C. Conn           63 shares

Dr A.B. Hayward        63 shares

Mr J.A. Manzoni        63 shares



Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox       63 shares



This notice is given in fulfillment of the obligation under DR 3.1.2R.

EXHIBIT 1.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  11 April 2007

BP p.l.c. announces that on 10 April 2007, it purchased for cancellation 2,929,840 ordinary shares at prices between 550.0 pence and 556.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,961,137 ordinary shares in Treasury, and has 19,270,400,153 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  12 April 2007

BP p.l.c. announces that on 11 April 2007, it purchased for cancellation 4,779,714 ordinary shares at prices between 556.5 pence and 563.0 pence per share.

BP p.l.c. also announces that on 11 April 2007 it transferred to participants in its employee share schemes 26,061 ordinary shares at prices between 326.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,943,935,076 ordinary shares in Treasury, and has 19,265,718,785 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  13 April 2007

BP p.l.c. announces that on 12 April 2007, it purchased for cancellation 4,518,377 ordinary shares at prices between 557.5 pence and 563.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,935,076 ordinary shares in Treasury, and has 19,261,200,408 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.1

BP p.l.c.  -  AGM - Special Business
BP p.l.c.  -  13 April 2007

Items of Special Business - BP p.l.c. 2007 Annual General Meeting


The following items of special business were passed at the BP p.l.c. Annual General Meeting held on 12 April 2007:


Resolution 20 - Political donations and political expenditure

To authorize, during a four-year period ending on 11 April 2011 or the date of the annual general meeting in 2011, whichever is the earlier, but subject always to the financial limits set out below:

(a) the company and its wholly owned subsidiary, BP International
Limited, for the purposes of Part XA of the Companies Act 1985 (as and when Part XA affects those companies), to make donations to European Union (EU) political organisations, and to incur EU political expenditure, and

(b) each of the company and BP International Limited for the purposes of Part 14 of the Companies Act 2006 (as and when Part 14 affects those companies) to make donations or incur expenditure under one or more or all of the following heads, namely (i) donations to political parties or independent election candidates, (ii) donations to political organisations other than political parties and (iii) political expenditure


The authority under paragraph (a) above shall only permit donations or expenditure in an aggregate amount not exceeding GBP100,000 per annum. The authority under paragraph (b) above shall only permit donations or expenditure by the company to a maximum of GBP400,000 under each of its heads, and shall only permit donations or expenditure by BP International Limited to a maximum amount of GBP400,000 under each of its heads, and in addition the aggregate amount of donations or expenditure by both the company and BP International Limited under that authority shall not exceed GBP100,000 per annum in total.



Resolution 21 - Use of electronic communications

To authorize the company generally and unconditionally to use electronic communications with its shareholders and in particular to authorize the company to send or supply documents or information to its shareholders by making them available on a website.



Resolution 22 - Share buyback

To authorize the company generally and unconditionally to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares with nominal value of $0.25 each in the company, provided that:

(a) the company does not purchase under this authority more than 1.95 billion ordinary shares;

(b)  the company does not pay less than $0.25 for each share; and

(c) the company does not pay more for each share than 5% over the average of the middle market price of the ordinary shares for the five business days immediately preceding the date on which the company agrees to buy the shares concerned, based on share prices and currency exchange rates published in the Daily Official List of the London Stock Exchange.

In executing this authority, the company may purchase shares using any currency, including pounds sterling, US dollars, and euros.
This authority shall continue for the period ending on the date of the annual general meeting in 2008 or 11 July 2008, whichever is the earlier, provided that, if the company has agreed before this date to purchase ordinary shares where these purchases will or may be executed after the authority terminates (either wholly or in part), the company may complete such purchases.

Resolution 23- Directors' authority to allot shares (Section 80)

To renew, for the period ending on the date of the annual general meeting in 2008 or 11 July 2008, whichever is the earlier, the authority and power conferred on the directors by Article 13 of the company's Articles of Association to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount of $1,626 million.

Resolution 24 - Directors' authority to allot shares (Section 89)

To renew, for the period ending on the date of the annual general meeting in 2008 or 11 July 2008, whichever is the earlier, the authority and power conferred on the directors by Article 13 of the company's Articles of Association to allot equity securities wholly for cash (a) in connection with a rights issue; (b) otherwise than in connection with a rights issue up to an aggregate nominal amount equal to the Section 89 Amount of $244 million.

EXHIBIT 2.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  16 April 2007

BP p.l.c. announces that on 13 April 2007, it purchased for cancellation 4,217,789 ordinary shares at prices between 569.0 pence and 577.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,935,076 ordinary shares in Treasury, and has 19,257,433,360 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.3

BP p.l.c.  -  Directorate Change
BP p.l.c.  -  16 April 2007

The Board of BP p.l.c announces that Mr J.H. Bryan retired as a non-executive director of the company with effect from the conclusion of the Annual General Meeting held on 12 April 2007.

EXHIBIT 2.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  17 April 2007

BP p.l.c. announces that on 16 April 2007, it purchased for cancellation 4,630,598 ordinary shares at prices between 572.0 pence and 578.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,935,076 ordinary shares in Treasury, and has 19,253,059,012 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.5


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 April 2007

BP p.l.c. announces that on 17 April 2007, it purchased for cancellation 4,753,500 ordinary shares at prices between 574.0 pence and 578.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,935,076 ordinary shares in Treasury, and has 19,248,564,372 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.6


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  19 April 2007

BP p.l.c. announces that on 18 April 2007, it purchased for cancellation 4,522,900 ordinary shares at prices between 572.0 pence and 576.5 pence per share.

BP p.l.c. also announces that on 18 April 2007 it transferred to participants in its employee share schemes 23,452 ordinary shares at prices between 350.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,943,911,624 ordinary shares in Treasury, and has 19,244,881,001 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.7


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  20 April 2007

BP p.l.c. announces that on 19 April 2007, it purchased for cancellation 3,512,410 ordinary shares at prices between 564.5 pence and 572.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,911,624 ordinary shares in Treasury, and has 19,241,756,498 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.8


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 April 2007

BP p.l.c. announces that on 20 April 2007, it purchased for cancellation 5,000,000 ordinary shares at prices between 567.5 pence and 574.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,911,624 ordinary shares in Treasury, and has 19,237,297,097 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.9


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  24 April 2007

BP p.l.c. announces that on 23 April 2007, it purchased for cancellation 5,030,350 ordinary shares at prices between 569.5 pence and 581.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,911,624 ordinary shares in Treasury, and has 19,232,422,321 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 3.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  25 April 2007

BP p.l.c. announces that on 24 April 2007, it purchased for cancellation 5,037,330 ordinary shares at prices between 566.5 pence and 584.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,911,624 ordinary shares in Treasury, and has 19,227,487,401ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 3.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  26 April 2007

BP p.l.c. announces that on 25 April 2007, it purchased for cancellation 2,276,713 ordinary shares at prices between 565.0 pence and 570.5 pence per share.

BP p.l.c. also announces that on 25 April 2007 it transferred to participants in its employee share schemes 6,698 ordinary shares at prices between 326.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,943,904,926 ordinary shares in Treasury, and has 19,225,336,425 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 3.2

BP p.l.c.  -  Director/PDMR Shareholding
BP p.l.c.  -  26 April 2007

BP p.l.c. was notified today, 26 April 2007, by Mr R.A. Malone, a person discharging managerial responsibility in BP p.l.c., that he acquired 7,000 BP ADSs (ISIN no. US0556221044) on 24 April 2007 at US$48.53 per share through the exercise of options to purchase shares and on 24 April 2007 sold 7,000 ADSs in New York at a price of US$67.80 per ADS.


This notice is given in fulfillment of the obligation under DR3.1.2R.

EXHIBIT 3.3


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  27 April 2007

BP p.l.c. announces that on 26 April 2007, it purchased for cancellation 3,080,000 ordinary shares at prices between 567.5 pence and 576.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,943,904,926 ordinary shares in Treasury, and has 19,222,840,825 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 3.4


BP p.l.c.  -  Total Voting Rights
BP p.l.c.  -  30 April 2007

BP p.l.c.

         Voting Rights and Capital - Transparency Directive Disclosure

                                                           London 30 April 2007

Pursuant to transitional provision 6 of the Transparency Directive:-

- The issued share capital of BP p.l.c. comprised 19,228,417,579 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 19,233,500,079. This figure excludes (i) 1,943,911,624 ordinary shares which have been bought back and held in treasury by BP; and (ii) 161,878,018 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 8 May 2007                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary